FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                30 December 2005


                                File no. 0-17630


                                CRH - Acquisition



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Acquisition




                            N E W S   R E L E A S E

                                                              30th December 2005


                             CRH ACQUIRES 26.3% OF
                         MAJOR SPANISH CEMENT PRODUCER


CRH plc, the international building materials group, announces that it has acquired a 26.3% equity stake in Corporacion Uniland S.A. (Uniland), a major Spanish manufacturer of cement, readymixed concrete, mortar and aggregates with additional cement and readymixed concrete interests in Tunisia, Argentina and Uruguay, for a consideration of approximately euro 300 million.

In Spain, Uniland operates two integrated cement plants in Catalonia, where it is market leader, with total annual cement production capacity of 3.2 million tonnes. It also has extensive readymixed concrete, mortar and aggregates operations in the region. In Tunisia, Uniland is the majority owner (88%) of a modern 2 million ton capacity cement plant and is also active in readymixed concrete. Through a 50/50 joint venture with Cementos Molins of Spain, Uniland has strong positions in cement and readymixed concrete in both Argentina and Uruguay .

In 2004, Uniland produced approximately 5.5 million tonnes of cement, 2 million cubic metres of readymixed concrete and 2 million tonnes of mortar across its operations. Uniland reported consolidated sales of euro 423 million in 2004 and profit before interest, tax, depreciation and amortisation (EBITDA) of euro 143 million. Operating profit (EBIT) for 2004 amounted to euro 111 million. (Note all figures include proportionate 50% share of South American operations).

Through its wholly owned subsidiary Beton Catalan S.A., CRH has had operations in Spain since 1987. Beton Catalan is a significant readymixed concrete and concrete products manufacturer in the Catalonia region and in addition has strong positions in readymixed concrete in Madrid and in a number of other regional Spanish markets. With its 49% investment in Secil, a leading Portuguese manufacturer of cement, readymixed concrete and aggregates, completed in June 2004, CRH already participates in the Tunisian cement market. CRH is also a leading producer of clay roof tiles and floor and wall tiles in Argentina.

Commenting on the transaction, Liam O'Mahony, Chief Executive of CRH plc, said:

"CRH is delighted with this investment in Uniland, a company with which our existing Spanish operation has had a long business relationship. We look forward to working constructively with the company into the future."



Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony             Chief Executive
Myles Lee                 Finance Director
Eimar O'Flynn             Head of Investor Relations
Maeve Carton              Group Controller




       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland





                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)



Date:  30 December 2005

                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director